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                              July 18, 2023

       Andr  s Conesa Labastida
       Chief Executive Officer
       Grupo Aeromexico, S.A.B. de C.V.
       Avenida Paseo de la Reforma 243, 25th Floor
       Col. Renacimiento, Cuauht  moc 06500
       Mexico City
       United Mexican States

                                                        Re: Grupo Aeromexico,
S.A.B. de C.V.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on June
20, 2023
                                                            File No. 377-06751

       Dear Andr  s Conesa Labastida:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted on June 20, 2023

       Industry and Market Data, page 8

   1. You disclose that certain information set forth in this prospectus is derived from independent industry
publications, third-party studies and surveys, including "Aerom  xico
                                                        Corporate Performance
  Complete Corporate data, as of February 2023, published by
                                                        PRISM." Please explain
your reference to your corporate data as published by PRISM. If any data in the
registration statements relates to publications, surveys or reports that were commissioned by you for
use in connection with the registration statement, please file consents of such third
parties pursuant to Rule 436 of the Securities Act as exhibits to
 Andr  s Conesa Labastida
FirstName  LastNameAndr  s
Grupo Aeromexico,  S.A.B. deConesa
                             C.V. Labastida
Comapany
July       NameGrupo Aeromexico, S.A.B. de C.V.
     18, 2023
July 18,
Page  2 2023 Page 2
FirstName LastName
         your registration statement or tell us why you believe you are not required to do so.

Prospectus Summary
Overview
Only FSC based in Mexico, which drives our significant revenue premium, page 10

2. You disclose that "no other airline provides the same level of service and connectivity in
         Mexico as Aerom xico, or has a comparable brand recognition" as evidenced by your
         "leading NPS" score within the Mexican aviation industry. We note your disclosure about your Net Promoter Score or NPS in your glossary of terms. In terms of you having a
         "leading NPS" score within the Mexican aviation industry, please disclose the date of your studies supporting this conclusion.
3. You disclose that your position in the Mexican market allows you to "generate a significant revenue premium" compared to that of other Mexican airlines. Please clarify the source for this statement and/or revise to disclose that this is management's belief and your basis for this belief.
We benefit from strategic alliances, in particular our JCA with Delta, and our results would be adversely affected if our antitrust immunity, page 57

4. We note your disclosure that you benefit from strategic alliances, in particular your JCA with Delta, and your results would be adversely affected if your antitrust immunity for the
         JCA was not renewed or these alliances were interrupted. Please file this agreement as an exhibit to your registration statement, or tell us why you do not believe that it is a material agreement required to be filed pursuant to Item 8 of Form F-1 and Item 601(b)(10) of
         Regulation S-K.
High inflation in Mexico may decrease demand for our service and increase our costs., page 66

5. You disclose that recently, high inflation has contributed to "increase operating costs, including fuel, energy, wages and labor costs." We note that within MD&A results of operations for the fiscal year ended December 31, 2022, you disclose that wages, salaries and benefits increased in part to "inflation-related compensation adjustments as required under the terms of our CBA" and that maintenance costs increased in part to "global inflationary pressures." Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
 Andr  s Conesa Labastida
FirstName  LastNameAndr  s
Grupo Aeromexico,  S.A.B. deConesa
                             C.V. Labastida
Comapany
July       NameGrupo Aeromexico, S.A.B. de C.V.
     18, 2023
July 18,
Page  3 2023 Page 3
FirstName LastName



Certain shareholders have the right to appoint directors to our board and their interests may not coincide with yours., page 72

6. We note your disclosure that pursuant to the terms of shareholder arrangements in connection with your Chapter 11 proceedings, each of the Apollo shareholder and Delta is entitled to nominate two directors to your board and each of BSPO and the noteholder investors group is entitled to nominate one director to your board. Please file copies of these shareholder agreements as exhibits to your registration statement. Refer to Item 8 of
         Form F-1 and Item 601(b)(4) of Regulation S-K.
Use of Proceeds, page 79

7. You disclose that you intend to use net proceeds from this offering for general corporates purposes, which may include payments for (i) the expansion of your fleet; (ii) investments in customer experience infrastructure; (iii) fleet maintenance obligations; and (iv)
         repayment of indebtedness, including under our exit financing. Once the offering size is known, please separately estimate the net amount of the proceeds for each principal intended use thereof. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, the order of priority of such purposes should be given. If any material part of the proceeds is to be used to discharge, reduce or retire indebtedness, describe the interest rate and maturity of such indebtedness. See Item 3(c) of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
Year ended December 31, 2022 compared to year ended December 31, 2021, page 101

8. You disclose an income tax benefit of $124.5 million for 2022 when you actually had income tax expense. Please revise.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Exit Financing, page 113

9. We note your disclosure that the debt portion of your exit financing totaled $762.5 million, consisting of newly issued first-lien secured notes purchased by various parties, including certain members of the ad hoc group in the Chapter 11 proceedings and other creditors and investors in accordance with your restructuring plan, and your obligations under the first lien notes are secured by pledges over substantially all of your assets, including your equity interests in certain owned aircraft and aircraft engines, aircraft spare parts, real estate, shares in our subsidiaries, intellectual property and the beneficial interest in certain trusts that own these and other assets, subject to certain customary exceptions.
         Please file copies of the form of these first lien notes and the related pledge agreement as exhibits to your registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(10)
         of Regulation S-K.
 Andr  s Conesa Labastida
FirstName  LastNameAndr  s
Grupo Aeromexico,  S.A.B. deConesa
                             C.V. Labastida
Comapany
July       NameGrupo Aeromexico, S.A.B. de C.V.
     18, 2023
July 18,
Page  4 2023 Page 4
FirstName LastName
Critical Accounting Policies and Estimates, page 116

10. The disclosures you provided for your critical accounting estimates are similar to your significant accounting policies disclosures, as previously described in comment 16 in our letter dated January 23, 2023. Your critical accounting estimates should provide investors with an understanding as to how the uncertainty associated with those estimates may impact your consolidated financial statements. Please revise to ensure your disclosures sufficiently quantify and explain to investors the uncertainties associated with the critical estimates; the methods and assumptions used to make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Business, page 141

11. You disclose contracts with various parties which appear your business may be substantially dependent upon, including the following:
             maintenance services that are provided by third-parties, such as airframe heavy maintenance for your aircraft by MRO Mexico and engine maintenance arrangements with GE and CFM.
             airport operations agreements with respect to Mexican airports, such as with
             Aeropuerto Internacional de la Ciudad de M xico, S.A. de C.V. (which operates
             MEX).

         To the extent you are substantially dependent on any agreements or arrangements with these providers, please disclose the materials terms of such agreements and arrangements and ensure that you have filed such agreements as exhibits to your registration statement.
         Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K. Business
Partnerships and Alliances, page 169

12. You disclose that the Joint Cooperation Agreement with Delta establishes profit sharing provisions, which determine that profits over a certain threshold established in 2016 are shared between Delta and you, which maximize your revenue and cost synergies. Please disclose all material profit sharing provisions and the amount of profits shared under this agreement over each of the last three years.
Management, page 189

13. Please disclose the date of birth or age of your directors and senior management. See Item
         6.A of Form 20-F.
 Andr  s Conesa Labastida
FirstName  LastNameAndr  s
Grupo Aeromexico,  S.A.B. deConesa
                             C.V. Labastida
Comapany
July       NameGrupo Aeromexico, S.A.B. de C.V.
     18, 2023
July 18,
Page  5 2023 Page 5
FirstName LastName
Principal and Selling Shareholders, page 201

14. The percentages in the percentage column of outstanding shares in the table appear to sum to a total percent greater than 100%. Please revise.
15. Please disclose the person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by each of Funds managed by Silver
         Point Capital, and SVP Group. See Item 7.A of Form 20-F.
Description of Capital Stock
Exclusive Jurisdiction in Legal Suits Related to our Corporate Bylaws, page 210

16. You disclose that your by-laws establish that any controversy related to the interpretation of or compliance with the by-laws will be submitted to the jurisdiction of the courts located in Mexico City with jurisdiction over the matter. Please disclose whether your by-
         law provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a U.S. court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If either provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the respective provision in the by-laws states this clearly.
Notes to the consolidated financial statements
(3) Significant accounting policies, page F-16

17. You disclose that revenues from indirect ticket sales by travel agencies accounted for around 40% of your purchased flight segment over the last three years. You also disclose that you have agreements with certain travel agencies to award them performance incentives on their sales based on the number of tickets sold. Please disclose the amount of the performance incentives incurred and your accounting policy for performance incentives, including whether any of these incentives are capitalized and amortized over time. Refer to IFRS 15.
(g) Intangible assets and goodwill-
Partners contracts and customer relationships-, page F-27

18.      You disclose that the partners    contracts and customer relationships
with indefinite lives
         acquired in the PLM acquisition in July 2022 do not have an expiration date nor cost of renewal. Please tell us or disclose in greater detail what the partners' contracts and customer relationships represent, and how you determined the partners' contracts and customer relationships have indefinite lives since customers pass away, go out of business, can be acquired or may prefer to conduct business with other companies.
 Andr  s Conesa Labastida
Grupo Aeromexico, S.A.B. de C.V.
July 18, 2023
Page 6
(8) Revenue recognition
iii. Frequent flyer program, page F-45

19. We note that your premier points earned by the Club Premier members are accounted as a liability and are recognized as revenue when the awards are redeemed. Please disclose the amount of revenue recognized from frequent flyer programs and the amount of breakage revenue recognized, if any, for the periods presented.
        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus
Rodriguez, Staff Accountant, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at
(202) 551-8770 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameAndr  s Conesa Labastida
                                                           Division of
Corporation Finance
Comapany NameGrupo Aeromexico, S.A.B. de C.V.
                                                           Office of Energy &
Transportation
July 18, 2023 Page 6
cc:       John Vetterli, Esq.
FirstName LastName